

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 5, 2016

<u>Via E-mail</u>
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, VA 20151

> **Re: Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2014**
> **Filed November 6, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed May 12, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **Form 8-K Filed January 21, 2016**
> **File No. 1-35487**

Dear Mr. Rehberger:

We have reviewed your January 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2014

1.   We note your response to prior comment 3. Please revise future filings to more fully explain how you evaluate intangible assets for impairment and how you determine and evaluate the reasonableness of their useful lives.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 1. Basis of Presentation - Change in Accounting Principle for Revenue Recognition, page 5

2.   We note your responses to prior comments 4 and 5. Please more fully explain to us how you and your independent registered public accounting firm determined your accounting change related to revenue recognition was not material. Please tell us the percentage of revenue impacted by the change and more fully explain to us the specific differences between your prior and current accounting and your basis for determining your current accounting is preferable.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

5. Goodwill and Identifiable Intangible Assets, page 11

3.   Based on your response to prior comment 7, we note you have seven reporting units. Please explain to us and revise future filings to disclose the specific methodology you used to allocate goodwill to each reporting unit. Please also explain to us and revise future filings to clarify if you aggregate any reporting units when you evaluate goodwill for impairment.

12. Income Taxes, page 19

4.   We note your response to prior comment 8. Please revise future filings to quantify the amount of future taxable income you will be required to generate to fully realize your deferred tax assets and quantify and disclose, by meaningful time periods, when NOLs expire.

Form 8-K filed on January 21, 2016

5.   We note the guidance you provided for 2015 and 2016. We also note you now anticipate recording a goodwill impairment charge of approximately $125-$250 million in the fourth quarter of 2015 as a result of declines in your legacy business. In future filings, please ensure your disclosures related to goodwill continue to quantify and discuss the most significant assumptions underlying your impairment analysis and the potential impact of changes in those assumptions. Since it appears that after the anticipated impairment charge, the remaining goodwill related to your legacy business will continue to be significant, please specifically discuss your assessment of goodwill related to recent acquisitions and goodwill related to your legacy business. In addition, please ensure future filings disclose and discuss how you consider your market capitalization in your evaluation of goodwill.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction